July 22, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Asia Timmons-Pierce
Tracey Houser
Terence O’Brien

Re:	Sunrun Inc.
Registration Statement on Form S-1
Filed June 25, 2015
Registration No. 333-205217

Ladies and Gentlemen:

On behalf of our client, Sunrun Inc. (“Sunrun” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 10, 2015, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on June 25, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on June 25, 2015), all page references herein correspond to the page of the revised filing of the Registration Statement.

General

1.	Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

In response to the Staff’s comment, we supplementally advise the Staff that we have updated the Registration Statement to include a bona fide price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.	Please provide a discussion of your preliminary results for the second quarter of fiscal year 2015, including any material transactions that occurred during this period that materially impacted your consolidated financial statements and/or are expected to material impact your financial statements going forward.

In response to the Staff’s comment, we have updated the disclosure on pages 6-7 and 54 of the Registration Statement to include certain preliminary operating data for the quarter ended March 31, 2015, including megawatts deployed and cumulative megawatts deployed. We have also updated the disclosure on pages 6-7 and 54 of the Registration Statement to disclose the securitization of residential distributed solar assets by one of the Company’s subsidiaries, which closed on July 9, 2015.

Estimated Retained Value, page 59

3.	Please expand your disclosure to include the aggregate nameplate capacity of solar energy systems under customer agreements for each period presented.

In response to the Staff’s comment, we have revised the disclosure on page 61 of the Registration Statement to include the aggregate nameplate capacity of solar energy systems under customer agreements for each period presented.

4.	It remains unclear why management is presenting a measure that includes an assumption that is contrary to its stated accounting policy for estimating the useful life of the solar energy systems. Please revise your presentation of estimated retained value to calculate the measure using the assumption that the leasee will opt to purchase the solar energy system at the end of the initial lease term, which is consistent with the assumption management has made for purposes of estimating the solar energy system’s useful life.

In response to the Staff’s comment, we have revised the disclosure on page 60 of the Registration Statement to include the assumption that substantially all customers will opt to purchase the solar energy system at the end of the initial lease term.

5.	We note the expanded disclosure you provided in response to comment 5 in our letter dated June 18, 2015. To help us better understand the relationship between estimated retained value and project value and the purpose of project value:

•	Provide us with a reconciliation of project value from estimated retained value.

In response to the Staff’s comment, and pursuant to our telephone conversation with the Staff, we have updated the disclosure on pages 62-63 of the Registration Statement to provide the components of project value and the calculations for the quarter ended March 31, 2015.

•	Tell us if your customers are assigning the utility and/or state incentives to you. If not, please tell us why it is appropriate to include these cash flows in a measure related to your operations.

We supplementally advise the Staff that the Company is only including utility and/or state incentives received by the Company (either directly or by assignment from the customer) within project value.

•	Tell us more about what the deposits/partial payments represent and why it is appropriate to include these payments in this measure. Tell us why these payments are not already considered in estimated retained value.

We supplementally advise the Staff that deposits and partial payments are made by customers at the time they enter into customer agreements. Once these payments have been made to the Company, they are no longer included in the calculation of estimated retained value, as estimated retained value only includes future payments. However, the Company included these payments within project value in order to capture the contribution of these payments to the aggregate value created by the customer agreements.

•	Confirm to us that the cost of the solar energy systems is deducted from this measure.

In response to the Staff’s comment, we have revised the disclosure on page 62 of the Registration Statement to confirm that the cost of solar energy systems is not deducted from project value as project value is intended to capture gross value creation.

Results of Operations, page 69

6.	We note the expanded analysis you provided for cost of operating leases and incentives as a percentage of the corresponding revenues in response to comment 7 in our letter dated June 18, 2015. This analysis would result in an adjusted margin of 90.7% for the 2015 period as compared to 80.8% for the 2014 period. Please provide an expanded analysis to explain the factors contributing to the remaining 1,000 basis points difference.

In response to the Staff’s comment, we have revised the disclosure on pages 71-72 of the Registration Statement to expand the analysis describing the factors that contributed to the differences in the margins between these two periods.

7.	We note the expanded disclosure you provided in response to comment 9 in our letter dated June 18, 2015. Please revise your disclosure to quantify the two factors disclosed as resulting in the recognition of no tax expense or benefit for the first quarter of fiscal year 2015. Please tell us how the allocation of net loss to noncontrolling interest and redeemable noncontrolling interest impacted the recognition of a tax benefit for the pre-tax loss, including the specific reference to the accounting literature that supports your accounting. Please provide us with an understanding of the intercompany transaction and how these transactions resulted in no tax benefit for the pre-tax loss to be recognized, including the specific reference to the accounting literature that supports your accounting.

In response to the Staff’s comments above, we have revised the disclosure on page 73 of the Registration Statement regarding the two factors and the impact on the expected tax benefit for the first quarter of fiscal year 2015.

Allocation of losses to noncontrolling interests

ASC 810-10-50-1A requires presentation of the attribution of consolidated earnings to the controlling and the noncontrolling interests on the face of the consolidated income statement. Income taxes included in consolidated income taxes and attributed to noncontrolling interests on the face of the consolidated income statement will vary depending on whether a subsidiary is a partnership or a C corporation. Partnerships are not taxable entities. Instead, the tax consequences of transactions within the partnership flow through to the partners. The partners then report their proportionate share of the partnership’s income or loss in their individual capacities. Therefore, for the Company’s consolidated subsidiaries which are partnerships, the Company only reports taxes on its share of the partnership taxable activity in consolidated income tax expense. The taxes payable (or receivable) on the portion of the partnership owned by the noncontrolling interests are not included in consolidated income tax expense. Due to this accounting, a permanent difference is created which reduces the tax benefit by 21.9% which would be expected to be reported based upon the application of the statutory federal rate to consolidated pre-tax losses. Conversely, if the Company’s subsidiaries were C corporations, because a C corporation is a taxable entity, the Company would have included the taxes of the C corporation subsidiaries in the consolidated tax expense and any amounts allocated to noncontrolling interests would have been included in the allocation of losses to noncontrolling interests.

Intercompany transactions

As disclosed in Note 2 of the Company’s financial statements, the Company sells solar energy systems to the investment funds (“Funds”). As the Funds are consolidated by the Company, the gains on the sale of the solar energy systems are eliminated in the consolidated financial statements. However, the Company recognizes taxable income in its tax return as a result of the intercompany transactions.

In accordance with ASC 810-10-45-8 and ASC 740-10-25-3(e), the tax expense incurred related to these intercompany sales is not recognized in the statements of operations, but rather is deferred as a prepaid tax asset. This prepaid tax asset is amortized as income tax expense over the book depreciable life of the underlying solar energy systems. Additionally, in accordance with ASC 740-10-25-3(e), the Company does not recognize deferred tax assets for the deductible temporary differences that result from the purchase price of the solar energy systems in these intercompany transactions exceeding their consolidated book bases.

The Company measures the incremental tax effect of the intercompany sales on its tax provision on a with-and-without basis. That is, the Company determines its tax provision with the intercompany transactions and without the intercompany transactions. The difference between those two tax provisions represents the prepaid tax asset.

Without the intercompany sales, the Company’s net operating losses in a given year would be greater as the intercompany sales generate taxable income in that year. Therefore, under the with-and-without approach, the Company evaluates whether those incremental current year losses (i.e., the losses reduced by the taxable income from intercompany sales) would have required a valuation allowance if the intercompany transactions had not occurred. To the extent a valuation allowance would have been required on those incremental current year losses, the with-and-without analysis reflects the amount of that allowance, which is included in the measurement of the prepaid tax asset. To the extent that no valuation allowance is required on these incremental current year losses, the taxable temporary differences used to support the realizability of those losses, and thus the measurement of prepaid tax asset, are not considered available when measuring prepaid tax assets in future periods. That is, the Company does not believe it would be appropriate to “double count” its taxable temporary differences when measuring its prepaid tax assets under its with-and-without approach in future periods. If those taxable temporary differences were utilized again, the Company believes that it would inappropriately increase the measurement of its prepaid tax assets.

During the first quarter of 2015, the Company determined that a valuation allowance of $6.3M was necessary under its with-and-without approach and that allowance was reflected in the measurement of its prepaid tax asset for the quarter. That allowance accounts for significantly all of the 8.7% effect of intercompany transactions on the Company’s income tax rate for the quarter. The measurement of the prepaid tax asset in the first quarter of 2015 was determined in accordance with the Company’s historical with-and-without accounting policy that has been consistently applied in prior periods.

We supplementally advise the Staff that the Company corrected an immaterial error in the calculation of income tax expense (benefit) related to the accounting for the income tax effects of intercompany sales transactions as disclosed in Note 2 to the financial statements.

Critical Accounting Policies and Estimates, page 81

Common Stock Valuation, page 84

8.	Please update your table on page 86 to include the information for the stock option grants made subsequent to March 31, 2015.

In response to the Staff’s comment, we have updated the disclosure on page 88 of the Registration Statement to include information regarding the stock option grants made subsequent to March 31, 2015.

Government Regulation and Incentives, page 104

Government Incentives, page 104

9.	We note your disclosure on page 105 that the Arizona Department of Revenue has determined that a personal property tax exemption on solar panels does not apply to solar panels that are leased (as opposed to owned), such that leased panels in Arizona may ultimately subject the homeowner to an increase in personal property taxes. Please revise your disclosures to clarify whether the property taxes are assessed to you or directly to the homeowner.

In response to the Staff’s comment, we have revised the disclosure on page 107 of the Registration Statement to clarify that the personal property taxes are assessed against the Company and may be passed through to the homeowner, pursuant to the terms of the customer agreement.

Principal and Selling Stockholders, page 129

10.	We note your response to comment one of our letter dated June 18, 2015. In your next amendment, please include disclosures as to how the CEE shareholders acquired the securities they may offer and sell pursuant to the registration statement.

In response to the Staff’s comment, we have updated the disclosure on page 134 of the Registration Statement to disclose how the CEE shareholders acquired the securities they may offer and sell pursuant to the Registration Statement.

2. Summary of Significant Accounting Policies, page F-10

Solar Energy Systems, net, page F-13

11.	Please expand your disclosure to clarify that management is assuming for purposes of estimating the useful life that the solar energy system will be sold at the end of the initial 20-year lease term. Please also disclose why management believes it is more likely that the lease will opt to purchase the solar energy system at the end of the initial lease term rather than select the 10-year lease term extension either here or within MD&A’s Critical Accounting Policies and Estimates section.

In response to the Staff’s comment, we have updated the disclosure on page F-13 of the Registration Statement to clarify that the Company believes it is more likely that the customer will elect to purchase the solar energy system at the end of the initial lease period rather than renew their customer agreement due to the cost of purchasing the solar energy system being significantly lower than it was at the initiation of the customer agreement, in order to reduce electricity costs, as well as increase the value and marketing attributes of their home.

Revenue Recognition, page F-17

Operating leases and incentives, page F-17

12.	Please expand your disclosure to clarify that management has estimated the economic life of the solar energy systems to be 30 years to bridge the gap between your conclusion that the Customer Agreements are operating leases and the estimated useful life of 20 years.

In response to the Staff’s comment, we have updated the disclosure on page F-18 of the Registration Statement to clarify that management has determined that the Customer Agreements are operating leases as opposed to capital leases due to its analysis pursuant to ASC 840, Leases, whereby management estimates the economic life of solar energy systems to be 30 years whereas the estimated useful life to the Company is 20 years which coincides with the expected holding period and initial lease term of 20 years.

Solar energy systems and product sales, page F-17

13.	We note your analysis on page 71 that the cost of solar energy systems and product sales as a percentage of associated revenues in the interim period increased due to volume discounts. Please include your accounting policy for the classification of volume discounts in your consolidated statements of operations. Based on the disclosure, it appears that you are including the volume discount as a cost rather than as a reduction of revenue. Please tell us your consideration of the guidance in ASC 605-50-45-1 through 45-2.

In response to the Staff’s comment, we have updated the disclosure on pages 72 and F-18 of the Registration Statement to disclose that volume discounts are recorded as a reduction to revenue. We supplementally advise the Staff that the discounts are recorded as a reduction of revenue pursuant to ASC 605-50-45 because the Company does not receive goods or services in exchange for the discounts offered.

17. Stock-Based Compensation, page F-38

14.	Please expand your disclosures to clarify whether the compensation expense related to the sale of shares of common stock by current and former employees is included in the table of stock-based compensation expense recognized on page F-42.

In response to the Staff’s comment, we have updated the disclosure on page F-43 of the Registration Statement to clarify that the stock-based compensation expense related to the sales of shares of common stock by employees and former employees is included in the table of stock-based compensation on page F-43 of the Registration Statement.

*****

Please direct any questions regarding the Company’s responses or the revised filing of the Registration Statement to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Calise Y. Cheng Calise Y. Cheng

cc:	Lynn Jurich, Sunrun Inc.
Bob Komin, Sunrun Inc.
Mina Kim, Sunrun Inc.
Christopher Filosa, Sunrun Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP